United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
December 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑       Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐       No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐       No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐       No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

01 — DATE, TIME AND VENUE:
02 — PANEL:
03 — ATTENDANCE AND QUORUM:
04 — SUMMONS:
05 — READING OF DOCUMENTS:
06 — THE FOLLOWING DELIBERATIONS WERE APPROVED BY THE MAJORITY OF THE SHAREHOLDERS WHO ATTENDED THE MEETING:
07 — ADJOURNMENT
Signatures

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS MEETING OF COMPANHIA VALE DO RIO DOCE, HELD ON DECEMBER 28, 2006.
LISTED COMPANY
CORPORATE TAX CODE (CNPJ) # 33,592,510/0001-54
BOARD OF TRADE REGISTRATION (NIRE) # 33,300,019,766
01 — DATE, TIME AND VENUE:
At the Company’s head office, located at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro, on December 28, 2006, at 4:30 p.m.
02 — PANEL:
Chairman: Mr. Renato da Cruz Gomes
Secretary: Mrs. Kátia Christina V. R. de Melo
03 — ATTENDANCE AND QUORUM:
Attended by the shareholders representing more than two thirds of the voting capital, as recorded in the Shareholder Attendance Ledger, thereby confirming the quorum for the decisions listed in the Agenda.
Also present Companhia Vale do Rio Doce (“CVRD” or the “Company”) Executive Officer, Mr. Gabriel Stoliar, representing Mr. Roger Agnelli, CEO of CVRD; Mr. Marcelo Amaral Moraes and Mr. Aníbal Moreira dos Santos, members of the Fiscal Council of CVRD; Mr. Pierre Carvalho Magalhães, representative of Delloite Touche Tohmatsu (“DTT”); specialized company which prepared Caemi Mineração e Metalurgia S.A. (“CAEMI”) Appraisal Report, to be merged into CVRD, without issuance of new shares or capital increase, pursuant to §1 of article 8 of the Brazilian Corporate Law; and Mr. Marco Gonçalves, representative of Banco de Investimentos Credit Suisse (Brasil) S.A (“Credit Suisse”), a specialized company which prepared an economic and financial valuation report concerning the economic share value of Inco Ltd. pursuant to Article 256 of Brazilian Corporation Law due to the control acquisition.
04 — SUMMONS:
The Extraordinary Shareholders Meeting was duly convened through a Public Notification published on December 5, 6 and 7, 2006 in the Rio de Janeiro Official State Gazette, in the newspaper Jornal do Commercio and in the newspaper Diário do Comércio e Indústria (DCI), having the following agenda:
I.	The Approval and Justification for Consolidation of CAEMI, a wholly owned subsidiary of this Company, pursuant to articles 224 and 225 of the Brazilian Corporate Law;

II.	To ratify the appointment of the experts to appraise the value of the company to be consolidated;

III.	To decide on the Appraisal Report, prepared by the expert appraisers;

IV.	The Approval for the Consolidation of CAEMI, without a capital increase or the issuance of new shares by this Company;

V.	To ratify the acquisition of the control of Inco Ltd., pursuant to §1 of article 256 of the Brazilian Corporate Law; and

VI.	To ratify the appointment of a board member, duly nominated during the Board of Directors meeting held on June 21, 2006, in accordance with §10 of article 11 of the Company’s By-Laws.
05 — READING OF DOCUMENTS:
The copies of the Notice to the Shareholders published in the newspapers above mentioned were available, as well as copies of the Approval and Justification for Consolidation of CAEMI; the appraisal reports prepared by DTT and by Credit Suisse; and the Fiscal Council reports. The reading of all those documents, except for the Notice to the Shareholders and the Fiscal Council reports, was unanimously waived, as the content of the same was already known to all the shareholders.
Therefore, after discussion and comments by the shareholders on the above mentioned documents, the following resolutions were made:
06 — THE FOLLOWING DELIBERATIONS WERE APPROVED BY THE MAJORITY OF THE SHAREHOLDERS WHO ATTENDED THE MEETING:
6.1 — the present written minutes were approved in a summarized form as well as the publication of the same, omitting the signatures of the present shareholders, pursuant article 130, §1º and §2º, of the Brazilian Corporate Law;
6.2 — the Approval and Justification for Consolidation of CAEMI, a wholly owned subsidiary of CVRD;
6.3 — the ratification of the appointment of DTT, specialized company which, pursuant to article 8 of the Brazilian Corporate Law, performed the valuation of the assets of CAEMI, which, upon prior consultation, accepted the engagement and is able to deliver the Appraisal Report relating to the shareholders’ equity of CAEMI to be transferred to the Company’s assets;
6.4 — the Appraisal Report of CAEMI, prepared by DTT;
6.5 — the consolidation of CAEMI into CVRD, without the issuance of new shares or capital increase in the Company’s capital, at the respective net book value as per the balance sheets at October 31, 2006, with the transfer of its assets to the Company, without the issuance of new shares or the increase of the Company’s capital, since CAEMI is a wholly owned subsidiary of CVRD. With the merger of CAEMI into CVRD, the Company unconditionally assumes all properties, rights and obligations of CAEMI, of a legal or conventional order, under the terms of current legislation;
6.6 — the ratification of the acquisition of the control of Inco Ltd., pursuant to §1 of article 256 of the Brazilian Corporate Law; and
6.7 — the ratification of the nomination approved by the Board of Directors members, in meeting held on June 21, 2006, pursuant to §10 of article 11 of the Company’s By-Laws, of Mr. Júlio Sérgio Gomes de Almeida as a member of CVRD’s Board of Directors. Such Director shall remain in office until the next General Shareholders’ Meeting to be held in 2007. His fees shall be paid as established in the Company’s General Shareholders’ Meeting held on April 27, 2006 and distributed to the Directors, in the Board Meeting held on May 25, 2006.
07 — ADJOURNMENT
At 5 p.m., with no more issues to be discussed, work was suspended until drawing up this Minutes. Reopening the session, this Minutes were read, approved and signed by the Secretary, the Chairman and the Shareholders present.
We hereby declare that this is a true copy of the Minutes of the Meeting contained in the corporate records of the Company.

Renato da Cruz Gomes	Katia Christina V. R. de Melo
Chairman	Secretary

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 29, 2006	COMPANHIA VALE DO RIO DOCE (Registrant)

	By:	/s/ Roberto Castello Branco

Roberto Castello Branco
Director of Investor Relations